Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2025 Financial Results

SHANGHAI, China, August 21, 2025 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights:

•	Total net revenues were RMB7.34 billion (US$1,024.3 million), representing an increase of 20% year over year.

•	Advertising revenues were RMB2.45 billion (US$341.9 million), representing an increase of 20% year over year.

•	Mobile games revenues were RMB1.61 billion (US$225.1 million), representing an increase of 60% year over year.

•	Gross profit was RMB2.68 billion (US$373.5 million), representing an increase of 46% year over year. Gross profit margin reached 36.5%, improving from 29.9% in the same period of 2024.

•	Net profit was RMB218.3 million (US$30.5 million), compared with a net loss of RMB608.1 million in the same period of 2024.

•	Adjusted net profit[1] was RMB561.3 million (US$78.4 million), compared with an adjusted net loss of RMB271.0 million in the same period of 2024.

•	Net cash provided by operating activities was RMB1.99 billion (US$277.7 million), compared with RMB1.75 billion in the same period of 2024.

•	Average daily active users (DAUs) were 109.4 million, representing an increase of 7% year over year.

“We furthered our healthy momentum in the second quarter with solid financial results and strong community engagement,” said Mr. Rui Chen, Chairman and Chief Executive Officer of Bilibili. “In the second quarter, DAUs grew by 7%, monthly active users by 8%, and monthly paying users by 9%, year over year. Average daily time spent was 105 minutes, up 6 minutes compared to a year ago, demonstrating our growing influence among China’s young generations. This summer, we welcomed more than 400,000 people to join our flagship offline events Bilibili World and Bilibili Marco Link, making the three-day event one of the largest offline animation expos in China. The enthusiastic turnout underscores the vibrancy of our brand and the strength of our community, highlighting the enormous potential of our young user base. Looking ahead, we will stay focused on delivering premium content experiences that resonate with young audiences, fueling user growth and deepening engagement, while continuing to unlock the full commercial potential of our vibrant ecosystem.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “In the second quarter, our total net revenues grew by 20% year over year to RMB7.34 billion. The growth was mainly attributable to strong growth in both advertising and games businesses, which rose by 20% and 60% year over year, respectively. Gross profit improved by 46% year over year, with gross profit margin rising to 36.5%, up from 29.9% in the same period last year. These increases fueled improvements in our profitability, with net profit and adjusted net profit reaching RMB218.3 million and RMB561.3 million, respectively. We also generated a robust net operating cashflow of RMB1.99 billion in the quarter. In the second quarter, we completed the repurchase of 5,588,140 Class Z ordinary shares for an aggregate amount of HK$782.9 million. Going forward, we will focus on maintaining efficient, sustainable and profitable operations that create value for all of our stakeholders.”

Second Quarter 2025 Financial Results

Total net revenues. Total net revenues were RMB7.34 billion (US$1,024.3 million), representing an increase of 20% from the same period of 2024.

Value-added services (VAS). Revenues from VAS were RMB2.84 billion (US$396.0 million), representing an increase of 11% from the same period of 2024, mainly attributable to increased revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB2.45 billion (US$341.9 million), representing an increase of 20% from the same period of 2024, mainly attributable to strong revenue growth in performance-based advertising.

Mobile games. Revenues from mobile games were RMB1.61 billion (US$225.1 million), representing an increase of 60% from the same period of 2024, mainly attributable to the strong performance of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB439.9 million (US$61.4 million), representing a decrease of 15% from the same period of 2024.

Cost of revenues. Cost of revenues was RMB4.66 billion (US$650.8 million), representing an increase of 9% from the same period of 2024. The increase was mainly due to higher revenue sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, were RMB2.97 billion (US$414.0 million), representing an increase of 19% from the same period of 2024, and the increase was in line with the increase of our revenue growth.

Gross profit. Gross profit was RMB2.68 billion (US$373.5 million), representing an increase of 46% from the same period of 2024, mainly attributable to the growth in total net revenues and relatively stable costs related to platform operations as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.42 billion (US$338.4 million), which remained stable compared with the same period of 2024.

Sales and marketing expenses. Sales and marketing expenses were RMB1.05 billion (US$146.3 million), representing an increase of 1% from the same period of 2024.

General and administrative expenses. General and administrative expenses were RMB509.6 million (US$71.1 million), representing an increase of 4% compared with the same period of 2024.

Research and development expenses. Research and development expenses were RMB866.4 million (US$120.9 million), representing a 3% decrease from the same period of 2024.

Profit/(loss) from operations. Profit from operations was RMB251.6 million (US$35.1 million), compared with a loss of RMB585.1 million from the same period of 2024.

Adjusted profit/(loss) from operations1. Adjusted profit from operations was RMB573.2 million (US$80.0 million), compared with an adjusted loss from operations of RMB283.9 million from the same period of 2024.

Total other (expenses)/income, net. Total other expenses were RMB7.0 million (US$1.0 million), compared with total other expenses of RMB29.2 million in the same period of 2024.

Income tax (expense)/benefit. Income tax expense was RMB26.4 million (US$3.7 million), compared with income tax benefit of RMB6.2 million in the same period of 2024.

Net profit/(loss). Net profit was RMB218.3 million (US$30.5 million), compared with a net loss of RMB608.1 million in the same period of 2024.

Adjusted net profit/(loss)1. Adjusted net profit was RMB561.3 million (US$78.4 million), compared with an adjusted net loss of RMB271.0 million in the same period of 2024.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB0.52 (US$0.07) and RMB0.51 (US$0.07), compared with basic and diluted net loss per share of RMB1.46 each in the same period of 2024. Adjusted basic and diluted net earnings per share were RMB1.34 (US$0.19) and RMB1.29 (US$0.18), respectively, compared with an adjusted basic and diluted net loss per share of RMB0.65 each in the same period of 2024.

Net cash provided by operating activities. Net cash provided by operating activities was RMB1.99 billion (US$277.7 million), compared with RMB1.75 billion in the same period of 2024.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2025, the Company had cash and cash equivalents, time deposits and short-term investments of RMB22.29 billion (US$3.11 billion).

Recent Developments

In May 2025, the Company completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. The Company planned to use the net proceeds from the Notes Offering for enhancing its content ecosystem, improving its overall monetization efficiency, funding the Concurrent Repurchase (as defined below), funding future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes. The Company raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducting the initial purchasers’ commissions and expenses.

The Company also concurrently repurchased 5,588,140 Class Z ordinary shares (each represented by one ADS) for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of the Notes Offering) (the “Concurrent Repurchase”) pursuant to its existing share repurchase program. All of the Class Z ordinary shares repurchased under the Concurrent Repurchase have been cancelled as of the end of the second quarter of 2025.

Pursuant to its US$200 million share repurchase program which was approved by the Board in November 2024, the Company had repurchased a total of 6.4 million of its listed securities for a total cost of US$116.4 million, with the remaining amount being approximately US$83.6 million as of June 30, 2025.

[1]

Adjusted profit/(loss) from operations, adjusted net profit/(loss), and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 21, 2025 (8:00 PM Beijing/Hong Kong Time on August 21, 2025). Details for the conference call are as follows:

Event Title:    Bilibili Inc. Second Quarter 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI55dcc95b2b55438ea6f4fa9ced6698d1

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,565,888	2,807,340	2,836,596	5,094,797	5,643,936
Advertising	2,037,491	1,997,635	2,448,888	3,706,075	4,446,523
Mobile games	1,007,367	1,731,155	1,612,333	1,990,177	3,343,488
IP derivatives and others	516,398	467,118	439,873	1,000,695	906,991

Total net revenues	6,127,144	7,003,248	7,337,690	11,791,744	14,340,938
Cost of revenues	(4,293,943)	(4,464,150)	(4,661,844)	(8,353,183)	(9,125,994)

Gross profit	1,833,201	2,539,098	2,675,846	3,438,561	5,214,944
Operating expenses:
Sales and marketing expenses	(1,035,596)	(1,166,975)	(1,048,189)	(1,962,655)	(2,215,164)
General and administrative expenses	(488,039)	(515,638)	(509,631)	(1,019,816)	(1,025,269)
Research and development expenses	(894,701)	(841,477)	(866,414)	(1,859,821)	(1,707,891)

Total operating expenses	(2,418,336)	(2,524,090)	(2,424,234)	(4,842,292)	(4,948,324)

(Loss)/profit from operations	(585,135)	15,008	251,612	(1,403,731)	266,620
Other (expenses)/income:
Investment loss, net (including impairments)	(94,684)	(62,203)	(56,875)	(115,933)	(119,078)
Interest income	100,344	94,173	101,639	233,551	195,812
Interest expense	(19,809)	(32,571)	(35,506)	(51,383)	(68,077)
Exchange losses	(15,275)	(11,659)	(11,710)	(73,335)	(23,369)
Debt extinguishment loss	—	—	(2)	(20,980)	(2)
Others, net	256	(1,837)	(4,518)	54,439	(6,355)

Total other (expenses)/income, net	(29,168)	(14,097)	(6,972)	26,359	(21,069)

(Loss)/profit before income tax	(614,303)	911	244,640	(1,377,372)	245,551
Income tax benefit/(expense)	6,154	(11,588)	(26,357)	4,592	(37,945)

Net (loss)/profit	(608,149)	(10,677)	218,283	(1,372,780)	207,606
Net (profit)/loss attributable to noncontrolling interests	(551)	1,575	719	15,535	2,294

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(608,700)	(9,102)	219,002	(1,357,245)	209,900
Net (loss)/profit per share, basic	(1.46)	(0.02)	0.52	(3.26)	0.50
Net (loss)/profit per ADS, basic	(1.46)	(0.02)	0.52	(3.26)	0.50
Net (loss)/profit per share, diluted	(1.46)	(0.02)	0.51	(3.26)	0.49
Net (loss)/profit per ADS, diluted	(1.46)	(0.02)	0.51	(3.26)	0.49
Weighted average number of ordinary shares, basic	416,287,273	420,086,397	419,443,582	415,780,807	419,763,214
Weighted average number of ADS, basic	416,287,273	420,086,397	419,443,582	415,780,807	419,763,214
Weighted average number of ordinary shares, diluted	416,287,273	420,086,397	437,370,780	415,780,807	431,601,628
Weighted average number of ADS, diluted	416,287,273	420,086,397	437,370,780	415,780,807	431,601,628

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	18,370	23,996	26,314	32,047	50,310
Sales and marketing expenses	13,361	16,417	19,800	25,921	36,217
General and administrative expenses	139,032	144,497	137,165	296,856	281,662
Research and development expenses	88,716	105,855	101,568	169,241	207,423

Total	259,479	290,765	284,847	524,065	575,612

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	June 30,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	10,675,615
Time deposits	3,588,475	7,396,047
Restricted cash	50,000	50,800
Accounts receivable, net	1,226,875	1,083,544
Prepayments and other current assets	1,934,788	2,145,669
Short-term investments	2,706,535	4,219,143

Total current assets	19,756,055	25,570,818

Non-current assets:
Property and equipment, net	589,227	608,268
Production cost, net	1,851,207	1,721,157
Intangible assets, net	3,201,012	3,019,348
Goodwill	2,725,130	2,725,130
Long-term investments, net	3,911,592	4,565,609
Other long-term assets	664,277	583,453

Total non-current assets	12,942,445	13,222,965

Total assets	32,698,500	38,793,783

Liabilities
Current liabilities:
Accounts payable	4,801,416	5,186,223
Salary and welfare payables	1,599,482	1,383,188
Taxes payable	428,932	415,028
Short-term loans and current portion of long-term debt	1,571,836	1,734,988
Deferred revenue	3,802,307	4,239,833
Accrued liabilities and other payables	2,558,830	3,055,058

Total current liabilities	14,762,803	16,014,318
Non-current liabilities:
Long-term debt	3,264,153	8,088,858
Other long-term liabilities	567,631	534,849

Total non-current liabilities	3,831,784	8,623,707

Total liabilities	18,594,587	24,638,025

Total Bilibili Inc.’s shareholders’ equity	14,108,397	14,162,576
Noncontrolling interests	(4,484)	(6,818)

Total shareholders’ equity	14,103,913	14,155,758

Total liabilities and shareholders’ equity	32,698,500	38,793,783

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Net cash provided by operating activities	1,750,540	1,302,095	1,989,265	2,388,237	3,291,360

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
(Loss)/profit from operations	(585,135)	15,008	251,612	(1,403,731)	266,620
Add:
Share-based compensation expenses	259,479	290,765	284,847	524,065	575,612
Amortization expense related to intangible assets acquired through business acquisitions	41,776	36,692	36,692	83,552	73,384

Adjusted (loss)/profit from operations	(283,880)	342,465	573,151	(796,114)	915,616

Net (loss)/profit	(608,149)	(10,677)	218,283	(1,372,780)	207,606
Add:
Share-based compensation expenses	259,479	290,765	284,847	524,065	575,612
Amortization expense related to intangible assets acquired through business acquisitions	41,776	36,692	36,692	83,552	73,384
Income tax related to intangible assets acquired through business acquisitions	(5,407)	(4,136)	(4,136)	(10,814)	(8,272)
Loss on fair value change in investments in publicly traded companies	41,311	48,869	25,641	28,125	74,510
Loss on repurchase of convertible senior notes	—	—	2	20,980	2

Adjusted net (loss)/profit	(270,990)	361,513	561,329	(726,872)	922,842

Net (profit)/loss attributable to noncontrolling interests	(551)	1,575	719	15,535	2,294

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(271,541)	363,088	562,048	(711,337)	925,136

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	RMB	RMB	RMB	RMB	RMB
Adjusted net (loss)/profit per share, basic	(0.65)	0.86	1.34	(1.71)	2.20
Adjusted net (loss)/profit per ADS, basic	(0.65)	0.86	1.34	(1.71)	2.20
Adjusted net (loss)/profit per share, diluted	(0.65)	0.85	1.29	(1.71)	2.15
Adjusted net (loss)/profit per ADS, diluted	(0.65)	0.85	1.29	(1.71)	2.15
Weighted average number of ordinary shares, basic	416,287,273	420,086,397	419,443,582	415,780,807	419,763,214
Weighted average number of ADS, basic	416,287,273	420,086,397	419,443,582	415,780,807	419,763,214
Weighted average number of ordinary shares, diluted	416,287,273	425,602,954	437,370,780	415,780,807	431,601,628
Weighted average number of ADS, diluted	416,287,273	425,602,954	437,370,780	415,780,807	431,601,628